Exhibit 99.2

Evotec SE reports results for the first nine months 2023 and provides corporate update

▶	CONTINUATION OF STRONG GROWTH IN DEMANDING MARKETS

▶	PARADIGM-SHIFTING OFFERINGS ARE STRONGEST GROWTH DRIVERS

▶	PIPELINE PROGRESS, e.g. WITH ADVANCED ASSET IN NEURODEGENERATION

▶	ALL ELEMENTS OF GUIDANCE CONFIRMED

Hamburg, Germany, 08 November 2023:

Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today announced the financial results and corporate updates for the first nine months 2023.

HIGHLIGHTS

EVOTEC’S TOPLINE SUCCESS REFLECTS STRONG DEMAND

▶	Group revenues increased by 14% (19% excluding fx-effects) to € 580.1 m (9M 2022: € 510.8 m); excluding a lower contribution from milestones, upfronts and license payments, Base business at € 575.3 m (9M 2022: € 502.8 m) continued to show comparable growth of 14%.

▶	Costs of € 43.9 m were incurred in 2023 as a direct result of the cyber-incident in early April, including additional external expenditures and internal recovery contributions.

▶	Total EVT Execute revenues (incl. intersegment revenues) up 3% to € 543.4 m (9M 2022: € 526.7 m), strongly affected by cyber-incident; EVT Innovate revenues up 64% to € 199.9 m (9M 2022: € 121.9 m).

▶	Adjusted Group EBITDA increased by 13% to € 50.2 m (9M 2022: € 44.6 m); continued work on key collaborations has partially compensated for underutilised capacities as a result of the cyber-attack.

For further information, please contact: Volker Braun, SVP Head of Global Investor Relations & ESG,
volker.braun@evotec.com, M. +49.(0)151.1940 5058, www.evotec.com

NEWS RELEASE

STRENGTHENING ACTIVITIES THROUGH INTEGRATED R&D AND PRECISION MEDICINE PLATFORMS

▶	Multiple new and extended integrated drug discovery and development agreements all along the drug discovery & development value chain (e.g., new INDiGO agreement with Matchpoint Therapeutics)

▶	Extension and expansion of strategic neurodegeneration partnership with Bristol Myers Squibb (“BMS”), and strong progress in strategic targeted protein degradation partnership with BMS

▶	Co-owned pipeline progress: Positive Phase I read-out for EVT8683, start of Phase I trial for EVT401

▶	Further value creation through academic partnerships (BRIDGEs): Launch of “LAB eN²” with Novo Nordisk and academic institutions Harvard University, Mass General Brigham, Yale University, and Beth Israel Deaconess Medical Center

▶	New partnering agreement to strengthen biotech innovators in shared R&D economy with LabCentral, BioLabs, and MBC BioLabs

Events after Period-End

▶	Launch of “65LAB”, Evotec’s first BRIDGE partnership in Asia

▶	Co-owned pipeline updates: Presentation of biomarkers data on EVT801, Exscientia decided to de-prioritise EXS21546

▶	New participation in iCARE4CVD, a consortium to personalise prevention and treatment of cardiovascular diseases

▶	New strategic partnership with Dewpoint Therapeutics in oncology

CORPORATE

▶	Opening of new state-of-the-art biology facility on Dorothy Crowfoot Hodgkin Campus

Events after Period-End

▶	Evotec receives SBTi validation and approval of its near-term emission reduction targets

▶	In October, Evotec’s management started the social process of redeploying its chemistry activities out of Marcy (Lyon), as part of its Value Protection Plan (“VPP”)

2

NEWS RELEASE

BUSINESS OUTLOOK FOR FULL-YEAR 2023 AND MID-TERM GOALS 2025 CONFIRMED

▶	Group revenues expected to be in a range of € 750 – 790 m or € 765 – 805 m at constant exchange rates (2022: € 751 m).

▶	Adjusted Group EBITDA expected to be in the range of € 60 – 80 m, translating into € 70 – 90 m at constant exchange rates (2022: € 102 m).

▶	Unpartnered research and development expenses expected to be in a range of € 60 – 70 m (2022: € 70 m).

▶	Mid-term goals target revenue growth to > € 1,000 m, adjusted EBITDA of ≥ € 300 m and unpartnered research and development expenses of > € 100 m.

Due to the criminal cyber-attack discovered on 6 April 2023, productivity was affected in the second and third quarters. In response to the criminal cyber-attack, Evotec took immediate action to contain and remediate the attack by taking its external-facing systems offline. This was deemed necessary to protect all the Company’s partners and stakeholders and meant Evotec could ensure that the integrity of scientific data remained unaffected.

FINANCIAL HIGHLIGHTS

Key figures of consolidated income statement & segment information
Evotec SE & subsidiaries – First nine months of 2023

In T€	EVT Execute	EVT Innovate	Intersegment Eliminations	Evotec Group 9M 2023	Evotec Group 9M 2022
Revenues1)	380,207	199,906	—	580,113	510,759
Intersegment revenues	163,165	—	(163,165)	—	—
Costs of revenues	(460,469)	(136,375)	154,114	(442,729)	(419,150)
Gross profit	82,903	63,531	(9,051)	137,384	91,609
Gross margin in %	15.3%	31.8%	–	23.7%	17.9%

R&D expenses2)	(2,767)	(54,650)	9,051	(48,366)	(55,321)
SG&A expenses	(102,096)	(25,387)	—	(127,482)	(109,858)
Other operating income (expenses), net4)	(12,988)	20,624	—	7,635	56,734
Impairments of intangible assets	(5,131)	—	—	(5,131)	—
Net operating income (loss)	(40,078)	4,118	—	(35,960)	(16,836)

Adjusted EBITDA3)	42,057	8,154	—	50,211	44,600

1) Group revenues would have amounted to € 587.8 m at constant exchange rates

3

NEWS RELEASE

2) Includes unpartnered R&D expenses of € 45.7 m  in 9M 2023 (9M 2022: € 50.7 m)

3) Net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results, change in contingent consideration (earn-out) and items that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group.

4) As of Q3, the external, one-off related cyber expenses of € 11.9 m (€ 7.8 m as of Q2) are excluded from Adjusted Group EBITDA. Internal cyber expenses are included in Adjusted Group EBITDA.

More detailed information and financial tables are available in our interim statement 9M published on the Evotec website under the following link: https://www.evotec.com/en/investor-relations/publications

WEBCAST / CONFERENCE CALL

The Company is going to hold a conference call to discuss the results as well as provide an update on its performance. The conference call will be held in English.

Webcast details

Date:          Wednesday, 08 November 2023

Time:          2.00 pm CET (01.00 pm GMT, 08.00 am EST)

To join the audio webcast and to access the presentation slides, please register via this link.

The on-demand version of the webcast will be available on our website: www.evotec.com/financial-reports.

Conference call details

To join via phone, please pre-register via this link. You will then receive a confirmation email with dedicated dial-in details such as telephone number, access code and PIN to access the call.

A simultaneous slide presentation for participants dialling in via phone is available under this link.

4

NEWS RELEASE

About Evotec SE

Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company’s multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec leverages this “Data-driven R&D Autobahn to Cures” for proprietary projects and within a network of partners including all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 5,000 highly qualified people. The Company’s 17 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

5